UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                            Wm. Wrigley Jr. Company
                                (Name of Issuer)

       Common Stock (no par value) and Class B Common Stock (no par value)
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                         (Title of Class of Securities)

          982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
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                                 (CUSIP Number)

                             William J. Hagenah III
              One Northfield Plaza, Suite 300, Northfield, IL 60093
                  (847) 441-2980 (Name, Address and Telephone
                           Number of Person Authorized
                     to Receive Notices and Communications)

                                January 27, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


Explanatory Note:

This Amendment is being filed to indicate the nature of shared and dispositive power of certain shares held by the reporting person. See Footnote 2 on Page 3 of this Amendment.

                                                                    SCHEDULE 13D

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
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1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         William J. Hagenah III, Trustee of various funds under the Will of Philip K. Wrigley and the Will of Helen A. Wrigley
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)/ /
                                                                          (b)/ /
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3        SEC USE ONLY

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4        SOURCE OF FUNDS
         N/A

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Illinois

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                            7      SOLE VOTING POWER(1) (see Item 3)
NUMBER OF SHARES                   50,320 shares of Common Stock and
  BENEFICIALLY                     45,540 shares of Class B Common Stock
   OWNED BY                 ----------------------------------------------------
     EACH                   8      SHARED VOTING POWER
   REPORTING                       0
     PERSON                 ----------------------------------------------------
     WITH                   9      SOLE DISPOSITIVE POWER(1)
                                   9,707,308 shares of Common Stock and
                                   4,986,878 shares of Class B Common Stock
                            ----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                   0

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,707,308 shares of Common Stock and 4,986,878 shares of Class B Common Stock

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                             / /

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.3% of shares of Common Stock and 11.8% shares of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 7.8% of the issued and outstanding Common Stock.

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14       TYPE OF REPORTING PERSON
         00
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(1) Includes 50,320 shares of Common Stock and 45,540 shares of Class B Common Stock held by the filing person individually.

                                                                    SCHEDULE 13D

CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
          -------------------------------------------------------------

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1        NAMES OF REPORTING PERSONS S.S. OR
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         William J. Hagenah III, Co-Trustee of various funds under the Will of Philip K. Wrigley, the Will of Helen A. Wrigley, and the Philip K. Wrigley Family Trust, dated December 18, 1934

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)/ /
                                                                          (b)/ /

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3        SEC USE ONLY

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4        SOURCE OF FUNDS
         N/A

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                      / /

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6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Illinois

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                            7      SOLE VOTING POWER
NUMBER OF SHARES                   0
  BENEFICIALLY                     ---------------------------------------------
   OWNED BY                 8      SHARED VOTING POWER(2)
     EACH                          640,000 shares of Common Stock and
   REPORTING                       320,000 shares of Class B Common Stock
    PERSON                         ---------------------------------------------
    WITH                    9      SOLE DISPOSITIVE POWER
                                   0
                                   ---------------------------------------------
                           10      SHARED DISPOSITIVE POWER(2)
                                   640,000 shares of Common Stock and
                                   320,000 shares of Class B Common Stock

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 640,000 shares of Common Stock and 320,000 shares of Class B Common Stock

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                             / /


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(2) In addition to the shares reported above in (8) and (10), the reporting person is co-trustee with William Wrigley, Jr. of various Wrigley family trusts holding 3,819,246 shares of Common Stock and 2,039,970 shares of Class B Common Stock. The co-trustees share voting and dispositive power, but in the event of disagreement between the co-trustees regarding the voting, sale, exchange or disposition of the Wm. Wrigley Jr. Company stock in these trusts, William Wrigley, Jr. as an officer of the Wm. Wrigley Jr. Company, directs the voting, sale, exchange or disposition of the stock.

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.3% of shares of Common Stock and 0.8% shares of Class B Common Stock; pursuant to Rule 13d-3(d)(1)(i)(B) deemed to own 0.2% of the issued and outstanding Common Stock.


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14       TYPE OF REPORTING PERSON
         00

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CUSIP No. 982526 10 5 (Common Stock) 982526 20 4 (Class B Common Stock)
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Item 5.  Interest in Securities of the Issuer.

(a) 10,347,308 shares of Common Stock (5.6% of Common outstanding) 5,306,878 shares of Class B Common Stock (12.6% of Class B Common Stock outstanding)

         Includes 50,320 shares of Common Stock and 45,540 shares of Class B Common Stock held by the filing person individually.

         Shares of Class B Common Stock are convertible at any time at the option of the holder into shares of Common Stock on a share-for-share basis. Pursuant to Rule 13d-3(d)(1)(i)(B), Mr. Hagenah is deemed to beneficially own 15,654,186 shares of Common Stock, representing 8.3% of the issued and outstanding shares, after giving effect to the assumed conversion by Mr. Hagenah of the shares of Class B Common Stock.

         The ownership percentages are based upon 183,180,272 shares of Common Stock and 42,146,531 shares of Class B Common Stock outstanding as of October 15, 2002, as reported in the Company's Form 10-Q for the quarter ended September 30, 2002.

(b)      Sole power to vote
         50,320 shares of Common Stock (0.0%)
         45,540 shares of Class B Common Stock (0.1%)

         Shared power to vote 640,000 shares of Common Stock (0.3%) 320,000 shares of Class B Common Stock (0.8%)

         Sole power to dispose 9,707,308 shares of Common Stock (5.3%) 4,986,878 shares of Class B Common Stock (11.8%)

         Shared power to dispose 640,000 shares of Common Stock (0.3%) 320,000 shares of Class B Common Stock (0.8%)

Power to vote and dispose is shared with Alison Wrigley Rusack. Item 2 information for Ms. Rusack is available in her Schedule 13D filing. Also see Footnote 2 on Page 3 of this Amendment.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 27, 2003                     /s/ William J. Hagenah III
                                             -----------------------------------
                                             William J. Hagenah III, Trustee and
                                             Co-Trustee of various funds under
                                             the Will of Philip K. Wrigley, the
                                             Will of Helen A. Wrigley, and the
                                             Philip K. Wrigley Family Trust,
                                             dated December 18, 1934